Omneky Inc.



ANNUAL REPORT

3357 26th st

San Francisco, CA 94110

(914) 393-9351

http://omneky.com

This Annual Report is dated June 3, 2025.

BUSINESS

Omneky Inc. was formed in Delaware on November 30, 2017. Omneky is an AI-powered advertising platform that automates creative generation and campaign optimization to improve return on ad spend (ROAS) and reduce costs for brands and agencies. The platform streamlines creative development, performance analytics, and brand management, allowing marketers to scale advertising efforts efficiently. With a data-driven approach, Omneky enables businesses to launch and optimize omnichannel campaigns faster and more effectively.

Previous Offerings

Type of security sold: SAFE
SAFE Convertible Securities 2024: 11,312,756.00
Use of proceeds: For the development of the Omneky platform, and sales marketing of the platform.
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $2,107,756.97 compared to $1,749,370.49 in fiscal year 2024. This was related to sales of product income.

Cost of Sales

Changes in the Cost of Merchant Fees and Goods Sold was due to a strategic shift toward more software-based revenue streams.

Expenses

Expenses for fiscal year 2023 were $5,937,780.04 compared to $ 5,986,878.72 in fiscal year 2024. This increase was due to higher payroll expenses, fees, and a higher investment in advertising and marketing efforts.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We believe historical cash flows will not be fully indicative of future revenue and cash flows due to the company's investment in scaling its operations, including higher expenditures on personnel, marketing, and product development. Past cash was primarily generated through equity investments and service revenue. Moving forward, our goal is to expand our AI-driven advertising technology, secure more enterprise clients, and further optimize operations to improve profitability. The company's increased revenue growth and product adoption signal strong future potential, although operating expenses remain high as part of the expansion strategy.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $4,224,415.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SAFE Notes
Amount Owed: $11,312,756.00
Interest Rate: 0.0%
Please see Company Securities section for a complete information regarding the SAFE notes outstanding.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Hikari Senju
Hikari Senju's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CEO, Director & Principal Accounting Officer
Dates of Service: May, 2018 - Present

Responsibilities: I am the founder and CEO of Omneky. Salary: 120,000

Name: Inder Preet Singh Walia
Inder Preet Singh Walia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Head of AI
Dates of Service: December, 2020 - Present

Responsibilities: As Head of AI and Engineering at Omneky, I lead research on cutting-edge generative AI to create brand-specific content and drive innovation. I collaborate with product teams to develop AI-powered solutions for customers while managing the engineering team to ensure efficient cross-team execution. Salary: 260,000

Name: Chris Emerson Martiniak
Chris Emerson Martiniak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Product Officer
Dates of Service: May, 2024 - Present

Responsibilities: I'm the lead Product Management person, manage many of the engineering and design staff, and lead the product strategy, roadmap and many GTM activities. Salary: $286,000; Equity: 500,000 shares

Other business experience in the past three years:
Employer: Amazon
Title: Principal Product Manager - Technical (L7)
Dates of Service: December, 2021
Responsibilities: Led Amazon Device Ad Products and Personalization new product initiatives such as our CTV GTM, Shoppable Ads on Fire TV and Alexa Home, and programmatic buying (DSPs).

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Hikari Senju
Amount and nature of Beneficial ownership: 9,687,597
Percent of class: 73.489

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Series CF Preferred, Convertible Note - Series 2025 - CF, SAFE Series 1, SAFE Series 2, SAFE Series 3, SAFE Series 4, SAFE Series 5, SAFE Series 6, SAFE Series 7, SAFE Series 8, SAFE Series 9, and SAFE Series 10.

Common Stock

The amount of security authorized is 15,000,000 with a total of 13,182,422 outstanding.

Voting Rights

One vote per share.

Material Rights

The amount of Common Stock outstanding does not include 569,521 shares reserved for issuance under the company's equity incentive plan.

Series CF Preferred

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred.

Material Rights

Conditions to Issuance:

The issuance of the Series CF Preferred pursuant to the Note shall be subject to: (i) the prior occurrence of an event triggering conversion of the Note pursuant to the terms thereof (ii) the prior written approval of the Company's board of directors and stockholders (to the extent required), (iii) qualification of the shares under applicable Blue Sky laws, (iv) the filing of an Amended and Restated Certificate of Incorporation establishing the rights and preferences of the Series CF Preferred, and (v) the Holder's execution of any investors' rights agreements or other similar agreements imposing restrictions or obligations on the holders of any shares of Series CF Preferred Stock, including but not limited to any voting agreements or rights of first refusal, as may be reasonably requested by the Company.

Issuance Price:

The price per share of the Series CF Preferred (the "Original Purchase Price") for purposes of determining the liquidation preference payable thereon (amongst other terms) shall be the price per share determined upon conversion in accordance with Section 3 or Section 4 of the Note.

Dividends:

Dividends will be paid on the Series CF Preferred on an asconverted basis when, as, and if paid on the Common Stock.

Liquidation Preference:

One times (1x) the Original Purchase Price plus any accrued and declared and unpaid dividends on each share of Series CF Preferred (or, if greater, the amount that the Series CF Preferred would receive on an as-converted basis).

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event, thereby triggering payment of the liquidation preference described above unless the holders of a majority of the Series CF Preferred elect otherwise.

Voting Rights:

The Series CF Preferred Stock shall carry no voting rights, except as may be required in accordance with the Delaware General Corporations Law.

Mandatory Conversion:

Each share of Series CF Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of (i) the closing of a firm commitment underwritten public offering, or (ii) upon the written consent of the holders of a majority of all other capital stock of the Company.

Convertible Note - Series 2025 - CF

The security will convert into Non voting preferred stock and the terms of the Convertible Note - Series 2025 - CF are outlined below:

Amount outstanding: $0.00

Maturity Date: February 28, 2027

Interest Rate: 7.0%

Discount Rate: 20.0%

Valuation Cap: $80,000,000.00

Conversion Trigger: Qualified financing of $1,000,000

Material Rights

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Non-Voting Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Non-Voting Preferred Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Preferred Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $25,000,000 divided by the aggregate number of outstanding Non-Voting Preferred Stock shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Preferred Stock at a price per security equal to the quotient of $25,000,000 divided by the aggregate number of outstanding Non-Voting Preferred Stock shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

SAFE Series 1

The security will convert into Preferred stock sold in the equity financing that triggers conversion of the safe notes and the terms of the SAFE Series 1 are outlined below:

Amount outstanding: $255,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $4,000,000.00

Conversion Trigger: Equity financing where Preferred Stock is sold

Material Rights

There are no material rights associated with SAFE Series 1.

SAFE Series 2

The security will convert into Preferred stock sold in the equity financing that triggers conversion of the safe notes and the terms of the SAFE Series 2 are outlined below:

Amount outstanding: $150,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $6,000,000.00

Conversion Trigger: Equity financing where Preferred Stock is sold

Material Rights

There are no material rights associated with SAFE Series 2.

SAFE Series 3

The security will convert into Preferred stock sold in the equity financing that triggers conversion of the safe notes and the terms of the SAFE Series 3 are outlined below:

Amount outstanding: $80,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $8,000,000.00

Conversion Trigger: Equity financing where Preferred Stock is sold

Material Rights

There are no material rights associated with SAFE Series 3.

SAFE Series 4

The security will convert into Preferred stock sold in the equity financing that triggers conversion of the safe notes and the terms of the SAFE Series 4 are outlined below:

Amount outstanding: $150,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $16,000,000.00

Conversion Trigger: Equity financing where Preferred Stock is sold

Material Rights

There are no material rights associated with SAFE Series 4.

SAFE Series 5

The security will convert into Preferred stock sold in the equity financing that triggers conversion of the safe notes and the terms of the SAFE Series 5 are outlined below:

Amount outstanding: $75,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $20,000,000.00

Conversion Trigger: Equity financing where Preferred Stock is sold

Material Rights

There are no material rights associated with SAFE Series 5.

SAFE Series 6

The security will convert into Preferred stock sold in the equity financing that triggers conversion of the safe notes and the terms of the SAFE Series 6 are outlined below:

Amount outstanding: $1,600,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $25,000,000.00

Conversion Trigger: Equity financing where Preferred Stock is sold

Material Rights

There are no material rights associated with SAFE Series 6.

SAFE Series 7

The security will convert into Preferred stock sold in the equity financing that triggers conversion of the safe notes and the terms of the SAFE Series 7 are outlined below:

Amount outstanding: $150,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $30,000,000.00

Conversion Trigger: Equity financing where Preferred Stock is sold

Material Rights

There are no material rights associated with SAFE Series 7.

SAFE Series 8

The security will convert into Preferred stock sold in the equity financing that triggers conversion of the safe notes and the terms of the SAFE Series 8 are outlined below:

Amount outstanding: $550,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $35,000,000.00

Conversion Trigger: Equity financing where Preferred Stock is sold

Material Rights

There are no material rights associated with SAFE Series 8.

SAFE Series 9

The security will convert into Preferred stock sold in the equity financing that triggers conversion of the safe notes and the terms of the SAFE Series 9 are outlined below:

Amount outstanding: $8,200,000.00

Interest Rate: 8.0%

Discount Rate: 80.0%

Valuation Cap: $60,000,000.00

Conversion Trigger: Equity financing where Preferred Stock is sold

Material Rights

There are no material rights associated with SAFE Series 9.

SAFE Series 10

The security will convert into Preferred stock sold in the equity financing that triggers conversion of the safe notes and the terms of the SAFE Series 10 are outlined below:

Amount outstanding: $177,000.00

Interest Rate: 8.0%

Discount Rate: 80.0%

Valuation Cap: $80,000,000.00

Conversion Trigger: Equity financing where Preferred Stock is sold

Material Rights

There are no material rights associated with SAFE Series 10.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 3, 2025.

Omneky Inc.

By   /s/ *Operations*

     Name: Omneky, Inc.

     Title: Operations Partner

Exhibit A

FINANCIAL STATEMENTS

Omneky
Profit and Loss
January 2023 - December 2024

	Jan - Dec 2023	Jan - Dec 2024
Income		
Ad Spend Fee	22,298.05	
Revenue	2,350,505.55	1,908,439.16
Returns, Allowances, and Discounts	-242,748.58	-159,068.67
Total Revenue	$ 2,107,756.97	$ 1,749,370.49
Sales Income		-4,562.77
Sales of Product Income	10,934.62	
Total Income	$ 2,140,989.64	$ 1,744,807.72
Cost of Goods Sold		
Cost of Goods Sold	7,691.10	245.72
Merchant Fees	61,242.66	41,561.19
Total Cost of Goods Sold	$ 68,933.76	$ 41,806.91
Gross Profit	$ 2,072,055.88	$ 1,703,000.81
Expenses		
Bad Debts	111,021.43	103,865.61
Charitable Contributions	874.31	29.80
Employee Related		
Employee Perks	4,220.88	1,802.84
Health Insurance	69,497.54	138,009.55
Other Employee Benefits	914.90	9,039.71
Payroll		
Employer Payroll Taxes	173,548.51	211,788.69
Salaries & Wages		
Bonuses	142,566.05	145,705.42
Paid Time Off	70,230.76	241,234.74
Regular Payroll	96,942.32	
Customer Success	300,750.07	363,767.62
Design	107,435.98	135,956.20
Engineering	669,974.32	1,140,359.68
G&A	394,820.53	390,839.83
Product	235,064.06	173,096.21
Sales & Marketing	291,243.59	303,368.72
Total Regular Payroll	$ 2,096,230.87	$ 2,507,388.26
Severance		2,788.46
Total Salaries & Wages	$ 2,309,027.68	$ 2,897,116.88
Total Payroll	$ 2,482,576.19	$ 3,108,905.57
Payroll & Benefits Administration	4,316.00	5,476.75
Professional Development	619.00	80.00
Recruiting	212,493.80	112,633.91

Total Employee Related	$ 2,774,638.31	$	3,375,948.33
Facilities			
Rent	70,794.66		101,873.85
Utilities	656.52		2,610.88
Total Facilities	$ 71,451.18	$	104,484.73
General & Administrative			
Bank Fees	20,760.39		245.85
Business Insurance	37,151.34		44,740.93
Dues & Subscriptions	2,295.90		3,619.52
Office Expenses	17,963.99		11,971.60
Other Contractors	355.90		43,390.57
Shipping and Handling	260.88		970.71
Swag	5,017.68		1,185.52
Total General & Administrative	$ 83,806.08	$	106,124.70
Licenses and Fees	143.87		17,443.62
Meals & Entertainment			308.99
Entertainment	14,728.92		7,960.08
Meals	45,958.60		18,848.74
Total Meals & Entertainment	$ 60,687.52	$	27,117.81
Professional Fees			
Customer Success Professional Fees			107,262.16
Design Professional Fees			255,239.67
Engineering, Product & Design Professional Fees	1,217,040.57		666,787.10
Finance & Accounting	80,139.87		124,478.14
Legal	70,168.26		111,534.25
Management Consulting & Strategy	465,333.34		42,166.66
Total Professional Fees	$ 1,832,682.04	$	1,307,467.98
Purchases	-6,548.17		
Sales & Marketing Expenses	297.82		29.80
Advertising	211,697.33		145,537.77
Branding	4,816.02		1,514.78
Events and Conferences	10,921.06		9,878.52
Market Research & Analytics	63,955.45		59,900.00
Marketing Contractors	15,757.06		97,284.03
Podcasts and Sponsorships	50,000.00		47,040.00
Public Relations	139,088.00		42,061.99
Referral Fees	10,060.00		19,314.60
Sales	63,373.79		7,139.85
Total Sales & Marketing Expenses	$ 569,966.53	$	429,701.34
Technology Expenses	7,333.35		1,666.65
API Costs	5,564.87		
Computer Hardware & Equipment	27,555.26		16,616.34
GPU Costs	28,243.66		

Hosting		127,208.35		243,860.86
Software & Web Services		158,498.07		181,935.12
Telephone and Internet		1,247.49		3,485.45
Total Technology Expenses	$	**355,651.05**	$	**447,564.42**
Travel				16.05
Air Travel		33,029.16		17,243.75
Ground Transportation & Parking		32,885.81		37,460.32
Hotels & Lodging		17,490.92		12,410.26
Total Travel	$	**83,405.89**	$	**67,130.38**
Total Expenses	$	**5,937,780.04**	$	**5,986,878.72**
Net Operating Income	-$	**3,865,724.16**	-$	**4,283,877.91**
Other Income				
Interest Earned		127,741.78		221,438.31
Other Income		6,605.86		4,000.01
Tax Refunds & Credits		1,072.41		31,720.28
Total Other Income	$	**135,420.05**	$	**257,158.60**
Other Expenses				
Interest Expense		20,484.35		40,000.00
Interest Expense For Nomura				119,094.33
Taxes		5,166.07		6,981.00
Total Other Expenses	$	**25,650.42**	$	**166,075.33**
Net Other Income	$	**109,769.63**	$	**91,083.27**
Net Income	-$	**3,755,954.53**	-$	**4,192,794.64**

| | Preferred Stock | | Common stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Beginning Balance	-	$ -	11,046,000	$ 1,825	$ -	$ (442,357)	$ (440,532.14)
Issuance of founders stock			687,597	6,876	-	-	6,876
Shares issued for services	-	-	1,381,000	10	-	-	10
Shares repurchased			(336,251)				
Net income (loss)	-	-	-	-	-	(3,755,954)	(3,755,954)
December 31, 2023	-	$ -	12,778,346	$ 8,711	$ -	$ (4,198,311)	$ (4,189,601)
Shares issued for services	-	-	2,085,000	-		-	-
Shares repurchased			(1,375,091)	-			
Net income (loss)	-	-	-	-	-	(4,192,795)	(4,192,795)
December 31, 2024	-	$ -	13,488,255	$ 8,711	$ -	$ (8,391,106)	$ (8,382,395)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

I, Hikari Senju (Print Name), the Chief Executive Officer (CEO) (Principal Executive Officers) of Omneky, Inc. (Company Name), hereby certify that the financial statements of Omnkey, Inc. (Company Name) and notes thereto for the periods ending 2023 (first Fiscal Year End of Review) and 2024 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $1,749,370.49; taxable loss of $1,410,409 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the May 22, 2025 (Date of Execution).

_____ (Signature)

_Chief Executive Officer__ (Title)

____May 22, 2025_____ (Date)

Omneky
Statement of Cash Flows
January 2023 - December 2024

	Jan - Dec 2023	Jan - Dec 2024
OPERATING ACTIVITIES		
Net Income	-3,755,954.53	-4,192,794.64
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	-45,807.81	10,130.96
Accrued Revenue	-13,061.01	13,061.01
Due from/to Investors	0.00	
Money In Transit	3,116.74	-2,506.14
Payment Processor Clearing - Stripe		0.00
Payroll Tax Receivable	-0.02	-4,421.52
Prepaid Expenses	-94,900.35	101,716.57
Accounts Payable	2,045.00	78,576.58
Apple Credit Card	892.52	-1,970.17
Brex Card	-7,998.22	25,833.87
Chase Business Card (x2534)	0.00	4,315.85
401(K) Liability		8,459.21
Accrued Expenses	17,661.54	-17,126.23
Employee Benefits Liability - Holding	0.00	
Garnishment & Taxes	121.35	
Loans:Due to Hikari Senju	-48,709.22	
Payroll Liability	-629.34	796.27
Reimbursement Liability	-557.80	0.00
Stripe Customer Credits	2,724.05	2,133.33
Unearned Revenue	0.00	18,216.85
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 185,102.57	$ 237,216.44
Net cash provided by operating activities	-$ 3,941,057.10	-$ 3,955,578.20
FINANCING ACTIVITIES		
Loan From Nomura		1,406,026.93

SAFE Convertible Securities		2,150,206.00		51,600.00
Net cash provided by financing activities	$	2,150,206.00	$	1,457,626.93
Net cash increase for period	-$	1,790,851.10	-$	2,497,951.27

Omneky
Balance Sheet
As of December 31, 2024

	Jan - Dec 2023	Jan - Dec 2024
ASSETS		
Current Assets		
Bank Accounts		
Bill Payments Clearing	0.00	0.00
Brex Cash (7077)	1.67	1.67
Chase CD 90-179 DAYS (x0984)	4,026,560.35	0.00
Chase Checking (x1625)	596,751.43	-105,640.85
Chase Checking (x7354)	5,486.10	4,293.28
Chase Savings (x1211)	2,073,863.40	4,212,699.70
Invoice Payments Clearing	0.00	0.00
PayPal	0.00	0.00
PayPal Clearing	0.00	0.00
PayPal Hold & Release Clearing	0.00	0.00
Payroll Clearing	0.00	0.00
Stripe Clearing	0.00	0.00
Stripe Merchant Account	19,398.27	112,756.15
SVB Analysis Checking (8242)	0.00	0.00
Wise Bank (7695)	304.76	304.76
Total Bank Accounts	**$ 6,722,365.98**	**$ 4,224,414.71**
Accounts Receivable		
Accounts Receivable	118,688.23	108,557.27
Total Accounts Receivable	**$ 118,688.23**	**$ 108,557.27**
Other Current Assets		
Accrued Revenue	13,061.01	0.00
Due from/to Investors	0.00	0.00
Money In Transit	-3,116.74	-610.60
Payment Processor Clearing - Stripe		0.00

Payroll Tax Receivable		805.96		5,227.48
Prepaid Expenses		124,053.76		22,337.19
Uncategorized Asset		0.00		0.00
Total Other Current Assets	$	134,803.99	$	26,954.07
Total Current Assets	$	6,975,858.20	$	4,359,926.05
TOTAL ASSETS	$	6,975,858.20	$	4,359,926.05

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payable

Accounts Payable		2,189.00		80,765.58
Total Accounts Payable	$	2,189.00	$	80,765.58

Credit Cards

Apple Credit Card		2,174.00		203.83
Brex Card		13,312.42		39,146.29
Chase Business Card (x2534)		0.00		4,315.85
SVB Innovators Card (3982)		0.00		0.00
Total Credit Cards	$	15,486.42	$	43,665.97

Other Current Liabilities

401(K) Liability				8,459.21
Accrued Expenses		17,661.54		535.31
Direct Deposit Payable		0.00		0.00
Employee Benefits Liability - Holding		0.00		0.00
Garnishment & Taxes		121.35		121.35
Loans				0.00
Due to Hikari Senju		0.00		0.00
Stripe Capital Loan		0.00		0.00
Stripe Loan		0.00		0.00
Total Loans	$	0.00	$	0.00
Payroll Liability		520.16		1,316.43
Reimbursement Liability		0.00		0.00

Stripe Customer Credits		16,278.77		18,412.10
Unearned Revenue		0.00		18,216.85
Total Other Current Liabilities	$	34,581.82	$	47,061.25
Total Current Liabilities	$	52,257.24	$	171,492.80
Long-Term Liabilities				
Loan From Nomura				1,406,026.93
Total Long-Term Liabilities	$	0.00	$	1,406,026.93
Total Liabilities	$	52,257.24	$	1,577,519.73
Equity				
Common Stock		820.00		820.00
Opening Balance Equity		0.00		0.00
Retained Earnings		-582,420.51		-4,338,375.04
SAFE Convertible Securities		11,261,156.00		11,312,756.00
Net Income		-3,755,954.53		-4,192,794.64
Total Equity	$	6,923,600.96	$	2,782,406.32
TOTAL LIABILITIES AND EQUITY	$	6,975,858.20	$	4,359,926.05

NOTE 1 – NATURE OF OPERATIONS

Omneky, Inc. was formed on November 2017 ("Inception") in the State of Delaware. The financial statements of Omneky, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, CA.

Omneky, Inc. is a key player in AI Advertising, with personalized ads at scale. Omneky utilizes state-of-the-art deep learning to personalize creative content across all customer touch points. Our machine learning algorithms analyze what designs and messaging are resonating with prospective customers and use these insights to generate content most likely to drive sales.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from ==Omneky's platform software and services== when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ==CA== state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the previous three (3) years since inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

==As of December 31, 2024, the Company's long-term debt consisted of a note bearing variable interest at twelve percent (12%) payable interest only from April 1, 2024, through December 31, 2024, and in seventeen equal installments of $95,763.33 thereafter through June 1, 2026. Substantially all the Company's assets are pledged as collateral on the note.==

==Future maturities of long-term debt are as follows: 2025 $939, 2026 $560,544.==

The Company is subject to certain financial covenants under the note agreement including maintaining a minimum level of working capital. As of December 31, 2024, the company was in compliance with all such covenants.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS 'EQUITY

Common Stock
We have authorized the issuance of 15,000,000 shares of our common stock with par value of $0.00001. As of December 31, 2024 the company has currently issued 13,488,255 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
Founder Hikari Senju's mother was one of the first investors in Omneky, investing as part of the initial angel round.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through May 22, 2025, and the issuance date of these financial statements from December 31, 2024. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Operations, Principal Executive Officer of Omneky Inc., hereby certify that the financial statements of Omneky Inc. included in this Report are true and complete in all material respects.



Operations

Operations Partner